Paris, February 12, 2008

2007 earnings ahead of guidance

Sharp rise in proposed dividend

Adjusted net income excluding selected items[1]
Q4 2007:
€1,429 million (up 4.5%), i.e. €1.07 per share (up 5.9%, or up 18.3% in U.S. dollars(2))
FY 2007:
€6,961 million (up 5.9%), i.e. €5.17 per share (up 5.9%, or up 15.7% in U.S. dollars(2))

In order to give a representation of our underlying economic performance, we present and explain an adjusted1 income statement. We also report adjusted net income and adjusted EPS (excluding selected items) in U.S. dollars2 in order to facilitate comparisons with the majority of major pharmaceutical groups. The 2007 consolidated income statement is provided in the Appendices. Full-year consolidated net income for 2007 was €5,263 million, against €4,006 million for 2006.

Fourth quarter

Net sales down 2.2% on a comparable basis (or 6.0% on a reported basis) at €6,911 million
Growth of 5.7% in pharmaceuticals net sales after excluding the impact of generics of Ambien® IR in the United States and Eloxatin® in Europe[3]
Growth in earnings despite the negative effects of the euro/dollar exchange rate and of earlier shipments of influenza vaccines than in 2006

2007 full year: €5.28 adjusted EPS with selected items; €5.17 excluding selected items

Net sales up 2.8% on a comparable basis (down 1.1% on a reported basis) at €28,052 million
Growth of 6.4% in Pharmaceuticals net sales after excluding the impact of generics of Ambien® IR in the United States and Eloxatin® in Europe[3]; 14.5% growth in Vaccines net sales
Lantus®: First insulin brand to exceed €2 billion of sales

Marked decline in selling and general expenses, with the ratio of selling and general expenses down 1.4 points at 26.9%
Earnings ahead of full-year guidance[4]:

Business development highlights: signature of alliance agreements with Regeneron, Acambis, Crucell and Oxford Biomedica, and buyout of rights to several of our products in Japan

Share repurchase program and dividend

29.4 million shares repurchased in 2007 for a total of €1.8 billion
A dividend increase of 18.3% to €2.07 per share proposed to the Shareholders’ Annual General Meeting

2008 guidance

Barring major adverse events, sanofi-aventis expects 2008 adjusted EPS excluding selected items5 to grow around 7%, calculated at constant 2007 euro/dollar parity (1,371). Sensitivity to the euro/dollar exchange rate is estimated at 0.5% of growth for a 1-cent movement in the exchange rate. (see page 11)

[1]	See Appendix 1 for a definition of financial indicators, and Appendix 6 for a description of selected items
[2]	U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period: 1.449 for Q4 2007 (1.290 for Q4 2006) and 1.371 for FY 2007 (1.256 for FY 2006)
[3]	Excluding net sales of Ambien® IR in the United States (from April) and net sales of Eloxatin® in Europe
[4]	Adjusted EPS excluding selected items up 13% at a constant 2006 euro/dollar rate (1.25) against guidance of 10% growth
[5]	Adjusted EPS excluding selected items for 2007 was € 5.17.

Sanofi-aventis www.sanofi-aventis.com Media Relations: Tel.: (+) 33 1 53 77 44 50 E-mail: MR@sanofi-aventis.com Investor Relations : Tel.: (+) 33 1 53 77 45 45 E-mail: IR@sanofi-aventis.com

2007 fourth-quarter and full-year net sales

Unless otherwise indicated, all sales growth figures in this press release are stated on a comparable basis[1].

Sanofi-aventis generated fourth-quarter net sales of €6,911 million, down 2.2%. Exchange rate movements had an unfavorable effect of 4.2 points, mainly due to the U.S. dollar. Changes in Group structure had a favorable effect of 0.4 of a point, reflecting the consolidation of net sales of Ticlid in Japan from October 1. On a reported basis, net sales fell by 6.0%.

2007 full-year net sales rose by 2.8% to €28,052 million. Exchange rate movements had an unfavorable effect of 3.8 points. Changes in Group structure had an unfavorable effect of 0.1 of a point over the year as a whole. After taking account of these effects, net sales fell by 1.1% on a reported basis.

The group net sales consist of sales of pharmaceuticals division (90.1%) and sales of vaccines division (9.9% versus 8.9% in 2006)

Net sales by division – Pharmaceuticals

Fourth-quarter net sales for the pharmaceuticals business were €6,262 million, down 0.6%. Net sales of the top 15 products were down 0.3% at €4,174 million, representing 66.7% of pharmaceuticals net sales against 66.5% for the comparable period of 2006.

Excluding the impact of the introduction of generics4 of Ambien® IR in the United States and Eloxatin® in Europe, the top 15 products would have recorded growth of 9.5%.

Over 2007 as a whole, net sales for the pharmaceuticals business were up 1.7% at €25,274 million. Net sales of the top 15 products rose by 3.2% to €17,071 million, representing 67.5% of pharmaceuticals net sales against 66.5% in 2006. Excluding the impact of the introduction of generics4 of Ambien® IR in the United States and Eloxatin® in Europe, the top 15 products would have recorded growth of 10.7% in 2007.

€ million	Q4 2007 net sales	Change on a comparable basis	FY 2007 net sales	Change on a comparable basis
Lovenox®	674	+17.4%	2,612	+13.4%
Plavix®	609	+14.0%	2,424	+9.5%
Lantus®	552	+31.4%	2,031	+29.0%
Taxotere®	476	+14.7%	1,874	+11.9%
Eloxatin®	365	-2.9%	1,521	-5.3%
Stilnox®/Ambien®/Ambien CR™/Myslee®	185	-64.6%	1,250	-33.1%
Copaxone®	280	+10.7%	1,177	+17.1%
Aprovel®	277	+5.3%	1,080	+7.2%
Tritace®	195	-28.3%	741	-23.1%
Allegra®	148	-1.3%	706	+10.8%
Amaryl®	101	0.0%	392	-9.5%
Actonel®	81	-4.7%	320	-8.0%
Depakine®	80	+9.6%	316	+5.7%
Xatral®	84	+3.7%	333	-2.9%
Nasacort®	67	-1.5%	294	+11.8%
TOTAL TOP 15	4,174	-0.3%	17,071	+3.2%
TOTAL TOP 15 excluding Eloxatin® in Europe and Ambien® IR in the USA (from April)	4,065	+9.5%	16,565	+10.7%

Fourth-quarter net sales of other pharmaceutical products were down 1.0% at €2,088 million. 2007 full-year net sales of other pharmaceutical products were down 1.5% at €8,203 million. In the “Other Countries” region, these products reported growth of 4.1% to €2,564 million; in Latin America, growth was even stronger at 10.2% (€918 million).

Geographical split of consolidated net sales by product (Top 15)

Q4 2007 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other Countries	Change on a comparable basis
Lovenox®	201	+15.5%	395	+16.5%	78	+27.9%
Plavix®	422	+1.7%	37	+640.0%	150	+31.6%
Lantus®	168	+26.3%	321	+29.4%	63	+61.5%
Taxotere®	209	+16.8%	169	+8.3%	98	+22.5%
Eloxatin®	79	-36.3%	236	+12.4%	50	+19.0%
Stilnox®/Ambien®/Ambien CR™/ Myslee®	20	-16.7%	163	-65.8%	2	-91.3%
Copaxone®	84	+16.7%	188	+13.3%	8	-46.7%
Aprovel®	211	-0.5%	-	-	66	+29.4%
Tritace®	111	-9.8%	0	ns	84	-42.9%
Allegra®	8	-11.1%	74	-10.8%	66	+13.8%
Amaryl®	26	-23.5%	3	0.0%	72	+12.5%
Actonel®	51	-12.1%	-	-	30	+11.1%
Depakine®	55	+5.8%	-	-	25	+19.0%
Xatral®	41	-8.9%	28	+21.7%	15	+15.4%
Nasacort®	10	+11.1%	50	-3.8%	7	0.0%

FY 2007 (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other Countries	Change on a comparable basis
Lovenox®	756	+9.4%	1,579	+14.8%	277	+16.9%
Plavix®	1,704	+5.3%	167	7.7%	553	+25.7%
Lantus®	627	+20.6%	1,200	+30.3%	204	+52.2%
Taxotere®	819	+14.5%	691	+6.5%	364	+17.0%
Eloxatin®	374	-33.7%	971	+9.8%	176	+11.4%
Stilnox®/Ambien®/Ambien CR™/ Myslee®	85	-11.5%	1,093	-35.0%	72	-20.0%
Copaxone®	324	+16.1%	801	+19.4%	52	-5.5%
Aprovel®	838	+3.8%	-	-	242	+21.0%
Tritace®	466	-8.8%	1	-92.9%	274	-37.4%
Allegra®	54	+3.8%	369	+4.8%	283	+21.5%
Amaryl®	116	-33.7%	9	-35.7%	267	+9.4%
Actonel®	204	-16.0%	-	-	116	+10.5%
Depakine®	216	+2.4%	-	-	100	+13.6%
Xatral®	167	-20.5%	107	+25.9%	59	+22.9%
Nasacort®	44	+10.0%	222	+13.3%	28	+3.7%

Comments by product

Net sales of Lovenox®, the leading low molecular weight heparin on the market, rose by 17.4% in the quarter to €674 million. The product reported strong growth across all three regions: 16.5% in the United States, 15.5% in Europe, and 27.9% in the “Other Countries” region. In the United States, increased use in medical prophylaxis remains the main growth driver.

In January 2008, Lovenox® was approved in Japan for the prevention of venous thromboembolism (VTE) in patients undergoing orthopedic surgery of the lower limbs such as total hip replacement, total knee replacement and hip fracture surgery. Further clinical trials are ongoing to extend the product’s indication in Japan to patients undergoing abdominal surgery who are at risk of venous thromboembolism.

Lantus® is the first insulin brand in the world to exceed €2 billion of sales (€2,031 million). In the fourth quarter, the product enjoyed strong growth across all three regions. The new SoloSTAR® disposable pen used to administer Lantus® is now available in most European countries and in the United States.

Findings presented at the American Heart Association’s 2007 Scientific Sessions from a retrospective analysis of healthcare claims in more than 20,000 patients with type 2 diabetes found that the initiation of insulin therapy with insulin glargine (Lantus®) was associated with a lower incidence rate of subsequent myocardial infarction (MI), as compared with NPH insulin.

Taxotere® recorded further strong growth during the quarter in Europe (up 16.8%) and in the “Other Countries” region (up 22.5%). In the United States, net sales of the product were up 8.3%, in line with the growth rate achieved in the previous quarter.

In December, sanofi-aventis filed an application with the European Medicines Evaluation Agency (EMEA) to include Taxotere® in combination with Herceptin® as an adjuvant treatment for breast cancer, on the basis of the BCIRG-006 study.

In December, results presented to the 30th annual San Antonio Breast Cancer Symposium (SABCS) showed that for women with early stage breast cancer who have had surgery, experimental treatment with a combination of Taxotere® and cyclophosphamide significantly improved overall survival compared to standard anthracyclin-based chemotherapy. These results were based on a median follow-up of 7 years.

Ambien CR™ posted net sales of $190 million in the United States during the quarter and $751 million over the full year. Net sales of Ambien® IR, which went off patent in the United States on April 20, 2007, totaled €30 million in the fourth quarter, against €352 million in the comparable period of 2006. Full-year net sales of Ambien® IR were €538 million.

In Japan, sales of Myslee® (not consolidated by sanofi-aventis) rose by 6.4% in the fourth quarter to €34 million. Over 2007 as a whole, the product achieved growth of 9.8% to €118 million.

Under the terms of the agreement between sanofi-aventis and Astellas, sanofi-aventis will consolidate net sales generated by Myslee® in Japan with effect from January 1, 2008.

In the United States, Eloxatin®, the market-leading colorectal cancer treatment as adjuvant and in the metastatic phase, recorded fourth-quarter net sales growth of 12.4% to €236 million. In Europe, where the introduction of generics is ongoing, fourth-quarter sales were down 36.3% at €79 million. In the “Other Countries” region, net sales of Eloxatin® rose by 19.0% to €50 million.

Net sales of Tritace®, adversely impacted by generic competition in Canada, fell by 28.3% in the fourth quarter to €195 million.

Acomplia® posted net sales of €21 million in the fourth quarter and €79 million over the full year.

In November, the European Commission endorsed the positive opinion of the European Medicines Evaluation Agency (EMEA) for Acomplia®, to include type 2 diabetes trial results into the European label (section 5.1). This decision was based on the results of the SERENADE study, the first clinical trial to assess Acomplia® in glycemic control for type 2 diabetic patients not already taking medication for their condition.

Xyzal®, a new prescription oral antihistamine, was launched by sanofi-aventis and UCB in the United States at the start of October 2007. Fourth-quarter net sales were €8 million. At end December, Xyzal® accounted for 5.2% of new prescriptions (NRX IMS NPA weekly).

Worldwide presence1 of Plavix® / Iscover®

€ million	Q4 2007	Change on a comparable basis	FY 2007	Change on a comparable basis
Europe	458	+5.0%	1,808	+5.3%
United States	829	+239.8%	2,988	+50.4%
Other Countries	225	+27.8%	826	+22.9%
TOTAL	1,512	+76.6%	5,622	+28.5%

On June 19, 2007, the U.S. District Court for the Southern District of New York upheld the validity and enforceability of the U.S. patent covering clopidogrel bisulfate, the active ingredient of Plavix®, and issued a permanent injunction enjoining Apotex from marketing its generic clopidogrel bisulfate in the United States prior to the expiration of the patent. Apotex had launched a generic clopidogrel bisulfate in August 2006, following which the U.S. District Court for the Southern District of New York awarded sanofi-aventis a temporary injunction on August 31, 2006 ordering Apotex to halt further sales of its generic clopidogrel bisulfate, without however ordering a recall of products already shipped. The main patent protection for this product has now been maintained in the United States until November 2011.

In the United States, sales of Plavix® (consolidated by BMS) reached $1,180 million in the fourth quarter, compared with $348 million in the fourth quarter of 2006 when the product was affected by the availability of a generic version. Full-year sales of Plavix® totaled $4,072 million, compared with $2,672 in 2006.

In Europe, fourth-quarter net sales of Plavix® were 5.0% higher at €458 million, though sales are still affected by parallel imports in Germany.

In the “Other Countries” region, sales growth is accelerating, reaching 27.8% in the fourth quarter (to €225 million), driven by the product’s success in Japan where the pace of sales growth was boosted in May by the decision of the authorities to lift the two-week limit on prescriptions. Fourth quarter sales in Japan were €27 million, against €4 million in the comparable period of 2006. Over the full year, Plavix® recorded Japanese sales of €61 million, compared with €11 million in 2006.

1 See Appendix 1 for a definition of financial indicators, and Appendix 6 for a description of selected items

Worldwide presence1 of Aprovel®/ Avapro®/ Karvea®

€ million	Q4 2007	Change on a comparable basis	FY 2007	Change on a comparable basis
Europe	233	+1.7%	922	+5.1%
United States	129	+4.0%	507	+7.2%
Other Countries	118	+26.9%	422	+19.9%
TOTAL	480	+7.6%	1,851	+8.8%

Fourth-quarter worldwide sales of Aprovel®/Avapro®/Karvea® were € 480 million, an increase of 7.6%.

In November, the United States Food and Drug Administration (FDA), based on efficacy data from two clinical trials involving over 1,200 patients with moderate or severe high blood pressure, approved Avalide® (irbesartan, hydrochlorothiazide) as the first combination therapy for initial use in patients likely to need multiple drugs to achieve blood pressure goals.

Net sales by division – Human Vaccines

Fourth-quarter consolidated net sales for the Human Vaccines business were down 15.3% at €649 million. This decrease reflects earlier shipments of influenza vaccines than in 2006, when a substantial proportion of shipments were delayed to the fourth quarter. As a result, net sales of influenza vaccines were down 40.4% at €245 million. Excluding influenza vaccines, net sales for the Human Vaccines business rose by 13.8% in the quarter.

AdacelTM (adult and adolescent tetanus-diphtheria-pertussis booster) and Menactra® performed very strongly in the fourth quarter, with net sales up 44.0% to €38 million and up 73.5% to €71 million respectively due to improved supply. An extension to the license for Menactra®, covering children aged 2 to 10, was obtained in the United States in October 2007.

Over the full year, consolidated net sales for the Human Vaccines business rose by 14.5% to €2,778 million. Net sales of Menactra® advanced by 86.1% to €415 million, and net sales of AdacelTM increased by 64.5% to €234 million. Sanofi pasteur produced over 180 million doses of seasonal influenza vaccines in 2007, reinforcing its position as world leader: the number of doses shipped represented an estimated 40% of the world market5. Excluding sales of H5N1 vaccines, sales of seasonal influenza vaccines rose by 2.6%.

€ million	Q4 2007 net sales	Change on a comparable basis	FY 2007 net sales	Change on a comparable basis
Influenza Vaccines*	245	-40.4%	766	-3.0%
Polio/Pertussis/Hib Vaccines	142	0.0%	660	+5.1%
Meningitis/Pneumonia Vaccines	85	+57.4%	482	+65.1%
Adult Booster Vaccines	70	-2.8%	402	+26.8%
Travel & Other Endemics Vaccines	76	+20.6%	327	+14.7%
Other Vaccines	31	+29.2%	141	+23.7%
TOTAL	649	-15.3%	2,778	+14.5%

*seasonal and pandemic influenza vaccines

Fourth-quarter sales at Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, rose by 44.4% on a reported basis to €371 million, buoyed by the success of Gardasil® (net sales of €160 million).

Sanofi Pasteur MSD began marketing Gardasil® in Europe at the end of 2006. This product, the first vaccine against papillomavirus infections (which cause cervical cancer), is now sold in all 19 European countries covered by the joint venture.

Sanofi Pasteur MSD achieved 2007 full-year sales of €1,040 million, up 43.6% on a reported basis. Net sales of Gardasil® for the year totaled €341 million. Sanofi Pasteur MSD sales are not consolidated by sanofi-aventis.

5 Internal estimate

Net sales by geographic region

€ million	Q4 2007 net sales	Change on a comparable basis	FY 2007 net sales	Change on a comparable basis
Europe	3,056	-0.4%	12,184	-0.4%
United States	2,181	-8.5%	9,474	+3.8%
Other Countries	1,674	+3.8%	6,394	+7.8%
TOTAL	6,911	-2.2%	28,052	+2.8%

Net sales fell slightly in Europe in the fourth quarter, mainly as a result of the continuing decline in net sales in Germany. Over 2007 as a whole, net sales were down by 0.4%, with the introduction of generics of Eloxatin® paring approximately 1.6% off growth for the period.

In the United States, fourth-quarter net sales were down 8.5%, affected by generics of Ambien® IR (which went off patent on April 20) and lower influenza vaccine sales (a substantial proportion of shipments having been postponed to the fourth quarter in 2006, making for a tough comparative). Excluding the effect of generics of Ambien® IR and of timing differences in shipments of vaccines, net sales growth in the United States would have been 14.4%. Over 2007 as a whole, net sales rose by 3.8%. After excluding the effect of generics of Ambien® IR from April 2007, net sales in the United States rose by 15.1%.

Fourth-quarter net sales in “Other Countries” increased by 3.8%, below the full-year growth rate. Excluding the effect of the repurchase of inventories from Astellas and Chugai following the signature of agreements with these two companies on the buyout of several products and the effect of timing differences in shipments of vaccines, fourth-quarter sales growth in this region would have been 7.0%.

Adjusted consolidated income statement

The adjusted consolidated income statement is presented in Appendix 3.

Refer to Appendix 1 for a definition of “adjusted net income”, and to appendix 4 for a reconciliation of the consolidated income statement to the adjusted consolidated income statement.

Fourth quarter of 2007

The fourth quarter saw a marked fall in the dollar against the euro of 12.4%, compared with an average fall of 8% over the first nine months of the year.

Sanofi-aventis net sales for the fourth quarter of 2007 fell by 6.0% on a reported basis to €6,911 million.

Gross profit was €5,257 million. The gross margin ratio was 76.1%, against 76.5% for the fourth quarter of 2006. Royalty income rose by 36.0%, mainly due to a sharp rise in sales of Plavix® in the United States versus the fourth quarter of 2006 (when the product faced competition from a generic version), and despite the discontinuation of royalties on fipronil. The ratio of cost of sales to net sales was 28.4% (compared with 26.6% in the fourth quarter 2006), largely as a result of the introduction of generics of Ambien® IR in the United States and timing differences in sales of influenza vaccines between 2006 and 2007.

Research and development expenses rose by 5.0%. This includes the effect of discontinuing development of the ciclesonide/formoterol combination, the rights for which were returned to Nycomed.

Selling and general expenses totaled €1,996 million, representing a marked reduction of 7.3% relative to the fourth quarter of 2006. The ratio of selling and general expenses to net sales was 28.9%, against 29.3% in 2006.

Operating income – current1 fell by 13.7%, and represented 28.4% of net sales versus 30.9% in 2006. This fall was due entirely to the euro/dollar exchange rate and to timing differences in sales of influenza vaccines.

A restructuring charge of €87 million (€60 million after tax) was recognized to cover a new program of cost adaptation measures in Germany.

Net financial expenses came to €28 million, against net financial income of €66 million in the comparable period of 2006 (the fourth quarter of 2006 included a gain of €101 million on the sale of the interest in Rhodia). Interest expense on debt was €47 million, compared with €36 million for the fourth quarter of 2006, with the positive effect of debt reduction more than canceled out by the impact of higher interest rates.

Income tax expense was €464 million, compared with €534 million in the fourth quarter of 2006. The reported tax rate was 25.1%, against 27.2% for the comparable period of 2006. The settlement of various tax disputes resulted in the release of €93 million of provisions (treated as a selected item).

The share of profits from associates was €178 million, versus €50 million for the fourth quarter of 2006, thanks to the sharp rise in sales of Plavix® in the United States. The share of after-tax profits from territories managed by BMS (primarily the United States) under the Plavix® and Avapro® alliance was €149 million, versus €12 million in the fourth quarter of 2006.

Minority interests totaled €97 million, compared with €103 million in the fourth quarter of 2006. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€96 million, compared with €98 million in the fourth quarter of 2006).

Adjusted net income was up 6.2% at €1,462 million, and adjusted earnings per share (adjusted EPS) was €1.09 (6.9% up on the 2006 fourth-quarter figure of €1.02), based on an average number of shares outstanding of 1,335.3 million in the fourth quarter of 2007 and 1,348.8 million in the fourth quarter of 2006.

Excluding selected items (see Appendix 5), adjusted net income was €1,429 million, 4.5% up on the fourth quarter of 2006 (€1,368 million), and adjusted EPS was €1.07, 5.9% up on the fourth quarter of 2006 (€1.01).

Expressed in U.S. dollars2 and excluding selected items, adjusted net income was $2,071 million (up 17.3% on the 2006 fourth-quarter figure) and adjusted EPS was $1.55 (up 18.3% on the 2006 fourth-quarter figure).

2 U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period: 1.449 for Q4 2007 (1.290 for Q4 2006) and 1.371 for FY 2007 (1.256 for FY 2006)

2007 full year

Sanofi-aventis generated 2007 full-year net sales of €28,052 million, down 1.1% on a reported basis.

Gross profit was down 1.4% at €21,636 million. The gross margin ratio was 77.1%, versus 77.3% in 2006. The availability of generics of Ambien® IR from April 2007 adversely affected the ratio of cost of sales to net sales, which rose from 26.6% to 27.0%. The weakening dollar and the discontinuation of royalties on fipronil restricted growth in other revenues to 3.5% (to €1,155 million), despite strong growth for Plavix® in the United States.

Research and development expenses rose by 2.4% (5.5% excluding the effect of exchange rates).

The cost adaptation measures initiated in 2006 and 2007, combined with tight cost control, helped to reduce the ratio of selling and general expenses to net sales by additional 1.4 points compared with 2006, to 26.9%. Overall, selling and general expenses fell by 5.8% year on year, to €7,554 million. Excluding the effect of exchange rates, selling and general expenses decreased by 2.1%.

Other current operating income (net of expenses) totaled €215 million, against €275 million in 2006. In 2007, this line includes an expense of €61 million (€42 million after tax, treated as a selected item) on the harmonization of welfare and healthcare plans for the Group’s retirees.

Operating income – current1 was virtually unchanged at €9,617 million. The operating margin ratio improved by 0.4 of a point to 34.3%. Excluding the effect of exchange rates, operating income – current advanced by 6.5%.

The financial statements include a restructuring charge of €137 million (€95 million after tax) for the ongoing cost adaptation program launched in France in 2006 and for a new program initiated in Germany.

In 2006, the financial statements included:

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gains on disposal of € 553 million, mainly on the sale of the Exubera® rights (€460 million, or €384 million after tax) and the sale of the residual stake in the Animal Nutrition business (€45 million, or €31 million after tax);

¡	impairment losses of € 217 million taken against property, plant and equipment and intangible assets, including €114 million for the impairment of industrial assets associated with Ketek®.

Net financial expense was €139 million, compared with €80 million in 2006. Interest expense on debt amounted to €223 million, compared with €286 million in 2006.

Income tax expense totaled €2,572 million, versus €2,816 million in 2006. The 2007 figure includes a net gain of €337 million relating to movements in provisions for tax risks and settlements of tax disputes, and a deferred tax expense of €51 million related to cuts in tax rates in Germany, Spain and the United Kingdom. The 2006 figure was influenced by the low income tax charge arising on the Exubera® gain. The effective tax rate for 2007 was 30.6%, unchanged from the 2006 figure.

The share of profits of associates was €760 million, against €559 million for 2006. The share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance was €525 million, versus €320 million in 2006. There was an increase in the contribution from Merial.

Minority interests came to €419 million, compared with €393 million in 2006. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€403 million, versus €375 million in 2006).

Adjusted net income rose by 1.0% to €7,110 million, while adjusted earnings per share (adjusted EPS) was €5.28 (1.0% higher than the 2006 figure of €5.23), based on an average number of shares outstanding of 1,346.9 million in 2007 and 1,346.8 million in 2006.

Excluding selected items (see Appendix 5), adjusted net income was €6,961 million (up 5.9% on the 2006 figure of € 6,571 million), and adjusted EPS was €5.17 (up 5.9% on the 2006 figure of €4.88).

Expressed in U.S. dollars2 and excluding selected items, adjusted net income was $9,544 million (up 15.6% on the 2006 figure) and adjusted EPS was $7.09 (up 15.7% on the 2006 figure).

2 U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period: 1.449 for Q4 2007 (1.290 for Q4 2006) and 1.371 for FY 2007 (1.256 for FY 2006)

2007 consolidated statement of cash flow and balance sheet at December 31, 2007

Operating cash flow before changes in working capital was €7,917 million, compared with €7,610 million in 2006.

Working capital needs increased by €811 million, compared with €1,006 million in 2006.

Investing activities generated a net cash outflow of €1,716 million over the period.

Acquisitions of property, plant and equipment and intangibles amounted to €1,610 million, essentially comprising investment in industrial plant and equipment and contractual payments for intangible rights. These acquisitions of intangible rights (€231 million in 2007) mainly comprise the buyout of commercial rights over products (including Panaldine® in Japan) and payments made under collaboration and marketing agreements with partners including Regeneron, Oxford BioMedica (TroVax®), UCB (Xyzal®), Crucell N.V. and Acambis.

Acquisitions of investments (€435 million) mainly comprised €186 million on the buyout of preferred shares issued by Carderm Capital LP (a subsidiary of sanofi-aventis) and €218 million on the purchase of 12 million shares in Regeneron, taking the interest held by sanofi-aventis to approximately 19% of the capital.

After-tax proceeds from disposals (€329 million) included receipt of the contingent CSL purchase consideration of $250 million.

After a dividend payout of €2,373 million and the acquisition of 29.4 million treasury shares for € 1,806 million, net cash generated during 2007 was €1,561 million, enabling sanofi-aventis to reduce net debt from €5.8 billion at December 31, 2006 to €4.2 billion at December 31, 2007. Gearing stood at 9.5% at December 31, 2007, compared with 12.6% at December 31, 2006.

2008 Guidance(5)

Barring major adverse events, sanofi-aventis expects 2008 full-year adjusted EPS excluding selected items1 to grow around 7%, calculated at constant euro/dollar parity (1,371). Sensitivity to the euro/dollar exchange rate is estimated at 0.5% of growth for a 1-cent movement in the exchange rate.

Dividend

At its February 11, 2008 meeting, sanofi-aventis Board of Directors established the agenda and the draft resolutions to be submitted to the Shareholders’ Ordinary Annual General Meeting of May 14, 2008. It notably decided to propose to the General Meeting to approve a dividend of €2.07 per share. This would represent an increase of 18.3% on the previous year (€1.75). The dividend payment date will be May 21, 2008.

1 Refer to Appendix 1 for a definition of financial indicators, and to Appendix 6 for details of selected items.

5 Adjusted EPS excluding selected items for 2007 was € 5.17.

Research and Development

Our R&D teams have made progress on the key objectives announced at the R&D Day in September 2007.

During 2007, 21 compounds moved into the development phase of which 16 in pharma. In 2007, sanofi-aventis filed submissions for the first-ever intradermic influenza vaccine and for Aquilda® (Satavaptan), a treatment for hyponatremia. The ongoing efforts to broaden access to Menactra® led to the granting of FDA approval in 2007 for the 2-10 age bracket.

A major collaboration agreement was signed with Regeneron, covering the discovery and development of human monoclonal antibodies, with the objective of bringing at least two compounds into development every year. Under this agreement, an antibody against the Interleukin-6 receptor (IL-6R) has already started clinical trials in rheumatoid arthritis. It is due to be followed by an antibody against Delta-like ligand-4 (Dll4), scheduled to start clinical development in 2008 in oncology.

A number of other collaboration agreements have been signed in the field of vaccines, including those with Acambis (to develop vaccines against Japanese encephalitis and West Nile virus), with SSI (to develop a new tuberculosis vaccine) and with Crucell (in monoclonal rabies antibodies), plus an alliance with the Institut Pasteur in malaria.

Progress to date on our ongoing clinical development suggests that we remain on track for our forecast of around 30 potential filings by end 2010.

The main developments in our R&D portfolio are described below:

Metabolic disorders

Results from phase IIb trials on AVE5530, a cholesterol absorption inhibitor, showed a significant reduction in LDL at different doses, confirming the potential benefits of this product. Its non-systemic mode of action opens up the possibility of avoiding drug interaction. AVE5530 has the potential to be used as monotherapy or in combination with statins. A phase III program comprising a number of trials, including an evaluation over a 12-month treatment period, will start in the second half of 2008. Filing for approval is scheduled for the second half of 2010, both as monotherapy and in fixed combination with a statin.

After consultation with the healthcare authorities, the phase III program for the GLP-1 agonist AVE0010 will begin in the first quarter of 2008. The program will include over 3,000 diabetic patients and will evaluate a once-a-day injection of AVE0010 in combination with the principal existing treatments (metformin, sulfonylurea insulin), as well as a comparison with exenatide and a monotherapy study. Filing for approval is expected in 2010. A prolonged release formulation is currently being evaluated in phase I.

Results from phase IIb trials of AVE2268, a new renal SGLT2 inhibitor, are due in the first half of 2008, with phase III scheduled to start in the second half of 2008. This product has a novel action, and is expected to improve glycemic control at all stages of diabetes.

The program to develop rimonabant in diabetes already includes 3,400 out of the planned total of 5,700 patients. Results of the ARPEGGIO study, evaluating rimonabant in combination with insulin, will be presented to the American Diabetes Association in June 2008. Filing for approval in type II diabetes is expected in 2009, followed by filing for a fixed rimonabant/metformin combination in 2010.

Results from the STRADIVARIUS study, evaluating rimonabant in atherosclerosis, will be presented to the American College of Cardiology in March 2008, and the results of the ADAGIO trial, evaluating rimonabant in patients with dyslipidemia, will be presented to the European Atherosclerosis Society in April 2008..

Enrolment of patients to the CRESCENDO morbidity/mortality study is ongoing. Over 14,000 out of the planned 17,000 have been enrolled to date.

Thrombosis

After consultation with the healthcare authorities, the large-scale phase III program for the ultra low molecular weight heparin AVE5026, involving over 10,000 patients, is being put into place. Positive results from phase IIb point to AVE5026 as a potential successor to Lovenox. AVE5026 is a powerful anti-coagulant with pharmaco-dynamic properties that go beyond anti-Xa factor activity. It is not associated with food interaction due to the subcutaneous mode of administration, giving total bioavailability. AVE5026 has the potential to offer better tolerance (reduced bleeding, no drug interaction, antiXa/IIa ratio of over 30). Filing for approval is scheduled for 2010 in the prevention of venous thromboembolic events in patients requiring hip or knee replacement, receiving chemotherapy or undergoing abdominal surgery.

Filing for approval in the prevention of venous thromboembolic events in medical patients is scheduled for 2011.

Idrabiotaparinux (biotinylated idraparinux) is a long-acting selective neutralizable factor Xa coagulation inhibitor, administered by weekly subcutaneous injection. Enrolment of patients to the EQUINOX bioequipotency study in deep vein thrombosis is now complete, and one-third of the patient population for the CASSIOPEA study in pulmonary embolism has been recruited to date. Filing for approval in the treatment of deep vein thrombosis and pulmonary embolism is scheduled for 2009.

Enrolment to the BOREALIS-AF comparative study, designed to assess the efficacy of biotinylated idraparinux versus anti vitamin K in the prevention of stroke and systemic embolism in patients with atrial fibrillation, has now begun. Filing for approval in this indication is scheduled for 2011.

Given the results from AVE5026, and as part of the portfolio rationalization process, sanofi-aventis has decided to discontinue the development of hexadecasaccharide.

Cardiovascular

Results from the ATHENA study, assessing the potential morbidity/mortality benefits of Multaq® /Dronedarone, will be presented to the American Heart Rate Society at San Francisco in May 2008. A submission for approval by the healthcare authorities could be filed in mid-2008.

Phase IIb is ongoing for ilepatril, a novel anti-hypertensive for uncontrolled hypertension that inhibits ACE/NEP receptors. The final results will be presented to the American Heart Association at New Orleans in November 2008. The preliminary results are being used as the basis for ongoing discussions with the healthcare authorities on the phase III program.

The TAMARIS phase III program, a 1-year evaluation of the effectiveness of NV1FGF (a highly innovative gene therapy) in reducing the number of amputations in patients with critical lower limb ischemia, is under way. Filing for approval in this indication is scheduled for 2010

Central Nervous System

Results from the EPLILONG phase III study demonstrate that eplivanserin, a 5-HT2A antagonist, significantly reduces WASO (Wake After Sleep Onset) and the number of nocturnal wakings reported by the patient at 6 to 12 weeks, compared with placebo.

This beneficial effect on sleep has also been confirmed by polysomnography in the results from the EPOCH phase III study, which showed that eplivanserin reduces WASO at 3 weeks (significant difference) and 6 weeks and nocturnal waking (significant difference at 3 to 6 weeks), versus placebo.

In both studies, eplivanserin demonstrated a good tolerance profile versus placebo with no residual effect on waking as measured by psychometric tests, and with no rebound phenomenon or withdrawal symptoms.

The GEMS phase III study, evaluating WASO at 12 weeks as reported by the patient, is ongoing. Filing for approval of Eplivanserin is scheduled for the second half of 2008.

The decision to file for approval of amibegron, a selective beta 3 receptor agonist for major depressive disorders, will be made on the basis of the results from three studies, SIRIUS -short-term efficacy-, CALYPSO—maintenance of efficacy-, ALBERIO -in combination with another anti-depressant-.

Results from two phase III studies evaluating the NK2 receptor antagonist saredutant in major depressive disorders are expected in the second quarter of 2008. The INDIGO study is assessing saredutant in elderly patients, while the MAGENTA study is evaluating maintenance of efficacy.

Filing for approval in the treatment of major depressive disorders is scheduled for the third quarter of 2008.

Results from studies involving saredutant in association with SSRI anti-depressants are expected in 2009. This program aims to address the acknowledged inadequacies in monotherapy anti-depressant regimens by showing the benefits of a strategy of treating major depressive disorders directly with saredutant in association with another anti-depressant.

A decision has been taken to discontinue the development of Dianicline.

Oncology

The database lock for the FLAGS phase III study, evaluating S-1 (alliance with Taiho) plus cisplatin as a first-line treatment for patients with advanced gastric cancer, is due to be completed in the first half of 2008. S-1 is a new oral anti-cancer agent derived from 5-FU which combines 3 pharmacological agents.

Two new phase III studies are in the initial phase:

¡	A study evaluating S-1 versus 5-FU as a second-line treatment for pancreatic cancer. Filing for approval in this indication is scheduled in 2010.

¡	A study evaluating S-1 as a first-line treatment in association with Eloxatin® in 2,000 patients with metastatic colorectal cancer. Filing for approval in this indication is scheduled in 2011.

The database lock for the phase III study evaluating aflibercept (VEGF Trap, alliance with Regeneron) as a third-line treatment for advanced ovarian cancer is due to be completed in the second quarter of 2008. Aflibercept has a novel mechanism of action and its properties, as compared with monoclonal antibodies, give it the potential to be a more powerful anti-angiogenesis agent with a broader spectrum of activity.

Enrolment has started in 4 pivotal phase III studies:

¡	first-line treatment of hormone refractory prostate cancer (in association with Taxotere®/prednisone);

¡	second-line treatment of colorectal cancer (in association with the FOLFIRI regimen);

¡	second-line treatment of non small cell lung cancer (in association with Taxotere®);

¡	first-line treatment of pancreatic cancer (in association with gemcitabine).

The TRIST study, evaluating the therapeutic vaccine TroVax® (collaboration with Oxford Biomedica) as a first-line treatment for metastatic renal cancer in association with interleukin-2, interferon or sunitinib, has enrolled 577 patients out of a target population of 700. In the second quarter of 2008, enrolment will begin as planned for a study evaluating TroVax® as a first-line treatment in association with FOLFOX or FOLFIRI (+/- bevacizumab) in 1,300 metastatic colorectal cancer patients. Submission in metastatic renal cancer is scheduled for 2009, and in metastatic colorectal cancer for 2013.

The phase III study evaluating the second-generation taxoid larotaxel as a second-line treatment for pancreatic cancer is under way, with 104 patients out of 430 enrolled to date. Filing for approval is scheduled for 2009.

Vaccines

At the end of 2007, sanofi-aventis filed for approval in Europe of the first influenza vaccine to use a new delivery system (intradermic micro-injection). Filing in the United States is scheduled for 2009.

A number of other influenza vaccine R&D programs made significant progress during 2007:

¡

The improved formulation intramuscular vaccine program, designed to vaccinate the elderly against seasonal influenza. Filing for approval in the United States is scheduled for the second quarter of 2008.

¡	The phase II cell culture based vaccine program. A long-term alliance agreement has been signed with Lonza for industrial-scale production.
¡

In the field of preparedness for pandemic influenza, sanofi pasteur received FDA approval in 2007 for the first H5N1 vaccine to be registered in the United States, and has also filed for approval of a vaccine of the same type in Europe. Encouraging results have also been obtained for an optimized low-dose H5NI vaccine using a new adjuvant.

The Menactra® Toddler program to develop a meningococcal meningitis vaccine for very young children is ongoing, with 2009 the target date for filing. The most recent information request by the FDA on Pentacel, was provided at the end of 2007.

Forward-Looking Statements

This presentation contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Recent Events

November 7, 2007	Presentation at the Scientific Sessions of the American Heart Association (AHA) of a retrospective analysis which found that initiation of insulin glargine in patients with type 2 diabetes was associated with a lower incidence rate of myocardial infarction as compared with NPH Insulin
November 7, 2007	Announcement of the start of phase II testing of sanofi pasteur’s cell culture-based seasonal influenza vaccine
November 6, 2007	Presentation by sanofi pasteur to the American Society of Tropical Medicine and Hygiene (ASTMH) of positive results in the development of a vaccine for the worldwide prevention of dengue fever
November 10, 2007	Presentation at the Congress of the American College of Allergy, Asthma & Immunology (ACAAI) of new data giving further information on the safety and efficacy of Nasacort® AQ in children aged 2-5 years old with year-round allergic rhinitis
November 13, 2007	Announcement of the signature of an exclusive global collaboration agreement between sanofi pasteur and Acambis plc for the development and marketing of a West Nile virus vaccine
November 13, 2007	Announcement that the European Commission had endorsed the positive opinion of the EMEA on Acomplia®, to include the results of the SERENADE study in the European label
November 19, 2007	Announcement of FDA approval for Avalide® (irbesartan, hydrochlorothiazide) as the first combination therapy for initial use in patients likely to need multiple drugs to achieve blood pressure goals
November 26, 2007	Announcement of the signature in Beijing of an agreement between the Chinese authorities and sanofi-aventis to build a facility to manufacture influenza vaccine in China
November 29, 2007	Announcement of the signature of a global, strategic collaboration agreement with Regeneron to discover, develop, and commercialize fully-human therapeutic antibodies utilizing Regeneron’s proprietary VelociSuite of technologies
November 30, 2007	Announcement by sanofi-aventis and Astellas of an agreement to restructure their joint venture activities in Japan (Fujisawa sanofi-aventis K.K.)
December 3, 2007	Inauguration by sanofi-aventis of its first Asian development centre for pharmaceuticals, in Goa (India)
December 10, 2007	Presentation to the American Society of Hematology (ASH) of the results of the TREK dose-ranging study on AVE5026 (a new injectable anticoagulant), demonstrating a highly statistically significant dose response
December 13, 2007	Oral Presentation of the US Oncology Adjuvant Trial 9735 at the 2007 San Antonio Breast Cancer Symposium, showing that Taxotere® and cyclophosphamide improved overall survival versus an anthracycline combination
January 3, 2008	Announcement of the signature of an agreement between sanofi pasteur and Crucell for a next-generation rabies vaccine
January 28, 2008	Announcement of approval for marketing in Japan of Lovenox® for the prevention of venous thrombo-embolism in patients undergoing orthopedic surgery of the lower limbs such as total hip replacement, total knee replacement and hip fracture surgery

Financial Timetable

April 30, 2008	2008 first-quarter net sales and results
May 14, 2008	Shareholders’ Annual General Meeting
July 31, 2008	2008 second-quarter net sales and results
October 31, 2008	2008 third-quarter net sales and results

Appendices

List of appendices

Appendix 1:	Explanatory Notes/Financial Indicators

Appendix 2:	2007 fourth-quarter, full-year, first-quarter, second-quarter and third-quarter net sales by product

Appendix 3:	2007 fourth-quarter and full-year adjusted consolidated income statements

Appendix 4:	2007 fourth-quarter and full-year reconciliation of consolidated income statement to adjusted consolidated income statement

Appendix 5:	Simplified consolidated statement of cash flows and consolidated balance sheet

Appendix 6:	Trends in selected items in the adjusted income statement

Appendix 1: Explanatory Notes/Financial Indicators

Comparable net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period. We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2006 fourth-quarter/full-year net sales to 2006 fourth-quarter/full-year comparable net sales:

€ million	Q4 2006
2006 fourth-quarter net sales	7,356
Impact of changes in Group structure	29
Impact of exchange rates	(321)
2006 fourth-quarter comparable net sales	7,064

€ million	FY 2006
2006 full-year net sales	28,373
Impact of changes in Group structure	(15)
Impact of exchange rates	(1,069)
2006 full-year comparable net sales	27,289

Worldwide presence of a product

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income – current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income

We define “adjusted net income” as accounting net income after minority interests adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. We believe that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

charges arising from the remeasurement of inventories at fair value, net of tax;

amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;

any impairment of goodwill.

We also exclude from adjusted net income any integration and restructuring costs (net of tax) that are specific to the acquisition of Aventis by sanofi-aventis.

€ million	Q4 2007 consolidated financial statements (unaudited)	Q4 2007 adjusted consolidated financial statements (unaudited)	FY 2007 consolidated financial statements	FY 2007 adjusted consolidated financial statements
Net sales	6,911	6,911	28,052	28,052
Net income (after minority interests)	753	1,462	5,263	7,110
Basic EPS	0.56	1.09	3.91	5.28

Appendix 2: 2007 fourth-quarter and full-year net sales by product

2007 fourth-quarter net sales by product:

€ million	Q4 2007 net sales	Q4 2006 comparable net sales	Q4 2006 reported net sales
Lovenox®	674	574	614
Plavix®	609	534	541
Lantus®	552	420	451
Taxotere®	476	415	437
Eloxatin®	365	376	402
Stilnox®/Ambien®/Ambien CR™	185	523	580
Copaxone®	280	253	273
Aprovel®	277	263	265
Tritace®	195	272	271
Allegra®	148	150	163
Amaryl®	101	101	105
Actonel®	81	85	87
Depakine®	80	73	74
Xatral®	84	81	84
Nasacort®	67	68	74
TOTAL	4,174	4,188	4,421
Other products	2,088	2,110	2,129
TOTAL Pharmaceuticals	6,262	6,298	6,550
Vaccines	649	766	806
TOTAL Net sales	6,911	7,064	7,356

2007 full-year net sales by product:

€ million	FY 2007 net sales	FY 2006 comparable net sales	FY 2006 reported net sales
Lovenox®	2,612	2,303	2,435
Plavix®	2,424	2,214	2,229
Lantus®	2,031	1,575	1,666
Taxotere®	1,874	1,675	1,752
Eloxatin®	1,521	1,606	1,693
Stilnox®/Ambien®/Ambien CR™/ Myslee®	1,250	1,868	2,026
Copaxone®	1,177	1,005	1,069
Aprovel®	1,080	1,007	1,015
Tritace®	741	963	977
Allegra®	706	637	688
Amaryl®	392	433	451
Actonel®	320	348	351
Depakine®	316	299	301
Xatral®	333	343	353
Nasacort®	294	263	283
TOTAL	17,071	16,539	17,289
Other products	8,203	8,324	8,551
TOTAL Pharmaceuticals	25,274	24,863	25,840
Vaccines	2,778	2,426	2,533
TOTAL Net sales	28,052	27,289	28,373

2007 third-quarter net sales by product:

€ million	Q3 2007 net sales	Q3 2006 comparable net sales	Q3 2006 reported net sales
Lovenox®	633	562	583
Plavix®	614	544	543
Lantus®	518	396	412
Taxotere®	475	417	429
Stilnox®/Ambien®/Ambien CR™/ Myslee®	207	506	538
Eloxatin®	383	401	417
Copaxone®	301	251	262
Aprovel®	267	252	252
Allegra®	159	148	156
Tritace®	168	225	223
Amaryl®	94	103	106
Xatral®	82	81	83
Nasacort®	61	57	60
Actonel®	79	86	84
Depakine®	79	75	73
TOTAL	4,120	4,104	4,221
Other products	1,962	1,995	2,033
TOTAL Pharmaceuticals	6,082	6,099	6,254
Vaccines	943	632	647
TOTAL Net sales	7,025	6,731	6,901

2007 second-quarter net sales by product:

€ million	Q2 2007 net sales	Q2 2006 comparable net sales	Q2 2006 reported net sales
Lovenox®	671	581	614
Plavix®	632	561	565
Lantus®	503	399	421
Taxotere®	474	435	456
Stilnox®/Ambien®/Ambien CR™/ Myslee®	252	433	467
Eloxatin®	380	423	445
Copaxone®	307	255	271
Aprovel®	272	247	250
Allegra®	198	174	189
Tritace®	167	241	248
Amaryl®	103	113	119
Xatral®	85	90	92
Nasacort®	87	73	78
Actonel®	82	90	91
Depakine®	81	75	76
TOTAL	4,294	4,190	4,382
Other products	2,026	2,054	2,131
TOTAL Pharmaceuticals	6,320	6,244	6,513
Vaccines	619	539	568
TOTAL Net sales	6,939	6,783	7,081

2007 first-quarter net sales by product:

€ million	Q1 2007 net sales	Q1 2006 comparable net sales	Q1 2006 reported net sales
Lovenox®	634	586	624
Plavix®	569	575	580
Lantus®	458	360	382
Taxotere®	449	408	430
Stilnox®/Ambien®/Ambien CR™/ Myslee®	606	406	441
Eloxatin®	393	406	429
Copaxone®	289	246	263
Aprovel®	264	245	248
Allegra®	201	165	180
Tritace®	211	225	235
Amaryl®	94	116	121
Xatral®	82	91	94
Nasacort®	79	65	71
Actonel®	78	87	89
Depakine®	76	76	78
TOTAL	4,483	4,057	4,265
Other products	2,127	2,165	2,258
TOTAL Pharmaceuticals	6,610	6,222	6,523
Vaccines	567	489	512
TOTAL Net sales	7,177	6,711	7,035

Appendix 3: 2007 fourth-quarter and full-year adjusted consolidated income statements

2007 fourth-quarter adjusted consolidated income statement (unaudited)

€ million	Q4 2007 adjusted consolidated income statement	as % of net sales	Q4 2006 adjusted consolidated income statement	as % of net sales	% change
Net sales	6,911	100.0%	7,356	100.0%	-6.0%
Other revenues	310	4.5%	228	3.1%	+36.0%
Cost of sales	(1,964)	(28.4%)	(1,957)	(26.6%)	+0.4%
Gross profit	5,257	76.1%	5,627	76.5%	-6.6%
Research and development expenses	(1,271)	(18.4%)	(1,211)	(16.5%)	+5.0%
Selling and general expenses	(1,996)	(28.9%)	(2,153)	(29.3%)	-7.3%
Other current operating income/expenses	15	-	39	-	-61.5%
Amortization of intangibles	(45)	(0.6%)	(30)	(0.3%)	+50.0%
Operating income – current*	1,960	28.4%	2,272	30.9%	-13.7%
Restructuring costs	(87)	(1.3%)	(176)	(2.4%)	-
Impairment of PP&E and intangibles	-	-	(214)	(2.9%)	-
Gain/loss on disposals, and litigation	-	-	16	0.2%	-
Operating income	1,873	27.1%	1,898	25.8%	-1.3%
Financial expenses	(73)	(1.1%)	(56)	(0.8%)	+30.4%
Financial income	45	0.7%	122	1.7%	-63.1%
Income before tax and associates	1,845	26.7%	1,964	26.7%	-6.1%
Income tax expense	(464)	(6.7%)	(534)	(7.3%)	-13.1%
Reported tax rate	(25.1%)	-	(27.2%)	-	-
Share of profit/loss of associates	178	2.6%	50	0.7%	256.0%
Minority interests	(97)	(1.4%)	(103)	(1.4%)	-5.8%
Net income after minority interests	1,462	21.2%	1,377	18.7%	+6.2%
Average number of shares outstanding (million)	1,335.3		1,348.8
Earnings per share (in euros)	1.09		1.02		+6.9%

*Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

    2007 full-year adjusted consolidated income statement

€ million	FY 2007 adjusted consolidated income statement	as % of net sales	FY 2006 adjusted consolidated income statement	as % of net sales	% change
Net sales	28,052	100.0%	28,373	100.0%	-1.1%
Other revenues	1,155	4.1%	1,116	3.9%	+3.5%
Cost of sales	(7,571)	(27.0%)	(7,555)	(26.6%)	+0.2%
Gross profit	21,636	77.1%	21,934	77.3%	-1.4%
Research and development expenses	(4,537)	(16.2%)	(4,430)	(15.6%)	+2.4%
Selling and general expenses	(7,554)	(26.9%)	(8,020)	(28.3%)	-5.8%
Other current operating income/expenses	215	-	275	-	-21.8%
Amortization of intangibles	(143)	(0.5%)	(132)	(0.5%)	+8.3%
Operating income – current*	9,617	34.3%	9,627	33.9%	-0.1%
Restructuring costs	(137)	(0.5%)	(176)	(0.6%)	-
Impairment of PP&E and intangibles	-	-	(217)	(0.8%)	-
Gain/loss on disposals, and litigation	-	-	536	1.9%	-
Operating income	9,480	33.8%	9,770	34.4%	-3.0%
Financial expenses	(329)	(1.2%)	(455)	(1.6%)	-27.7%
Financial income	190	0.7%	375	1.4%	-49.3%
Income before tax and associates	9,341	33.3%	9,690	34.2%	-3.6%
Income tax expense	(2,572)	(9.2%)	(2,816)	(10.0%)	-8.7%
Reported tax rate	(27.5%)	-	(29.1%)	-	-
Share of profit/loss of associates	760	2.7%	559	2.0%	+36.0%
Minority interests	(419)	(1.5%)	(393)	(1.4%)	+6.6%
Net income after minority interests	7,110	25.3%	7,040	24.8%	+1.0%
Average number of shares outstanding (million)	1,346.9		1,346.8
Earnings per share (in euros)	5.28		5.23		+1.0%

* Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

Appendix 4: 2007 fourth-quarter and full-year reconciliation of consolidated income statement to adjusted consolidated income statement

2007 fourth-quarter reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited)

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €709 million net of deferred taxes (with no cash impact for the Group).

€ million	Q4 2007 consolidated	Adjustments	Q4 2007 adjusted consolidated
Net sales	6,911		6,911
Other revenues	310		310
Cost of sales	(1,964)		(1,964)
Gross profit	5,257		5,257
Research and development expenses	(1,271)		(1,271)
Selling and general expenses	(1,996)		(1,996)
Other current operating income/expenses	15		15
Amortization of intangibles	(915)	870(a)	(45)
Operating income – current*	1,090	870	1,960
Restructuring costs	(87)		(87)
Impairment of PP&E and intangibles	(63)	63(b)	-
Gain/loss on disposals, and litigation	-		-
Operating income	940	933	1,873
Financial expenses	(73)		(73)
Financial income	45		45
Income before tax and associates	912	933	1,845
Income tax expense	(117)	(347)(c)	(464)
Share of profit/loss of associates	55	123(d)	178
Minority interests	(97)		(97)
Net income after minority interests	753	709	1,462
Average number of shares outstanding (million)	1,335.3		1,335.3
Earnings per share (in euros)	0.56	0.53	1.09

*Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2007 fourth-quarter consolidated income statement are:

a)	An amortization charge of €870 million against intangible assets. This adjustment has no cash impact on the Group.

b)

Impairment losses of €63 million charged against intangible assets, primarily on Amaryl® further to the FDA Advisory Committee’s review of Avandia® (Avandaryl® is marketed by GSK). This adjustment has no cash impact on the Group.

c)

Deferred taxes of €347 million, comprising €321 million generated by the €870 million amortization charge taken against intangible assets and €26 million generated by the €63 million of impairment losses taken against intangible assets.

d)

In “Share of profit/loss of associates”, reversals of €123 million, mainly comprising the reversal of a €102 million impairment loss on the investment in Zentiva to align on the quoted market price at December 31, 2007. This adjustment has no cash impact on the Group.

2007 full-year reconciliation of consolidated income statement to adjusted consolidated income statement

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €1,847 million net of deferred taxes (with no cash impact for the Group).

€ million	2007 consolidated	Adjustments	2007 adjusted consolidated
Net sales	28,052		28,052
Other revenues	1,155		1,155
Cost of sales	(7,571)		(7,571)
Gross profit	21,636		21,636
Research and development expenses	(4,537)		(4,537)
Selling and general expenses	(7,554)		(7,554)
Other current operating income/expenses	215		215
Amortization of intangibles	(3,654)	3,511(a)	(143)
Operating income – current*	6,106	3,511	9,617
Restructuring costs	(137)		(137)
Impairment of PP&E and intangibles	(58)	58(b)	-
Gain/loss on disposals, and litigation	-		-
Operating income	5,911	3,569	9,480
Financial expenses	(329)		(329)
Financial income	190		190
Income before tax and associates	5,772	3,569	9,341
Income tax expenses	(687)	(1,885)(c)	(2,572)
Share of profit/loss of associates	597	163(d)	760
Minority interests	(419)		(419)
Net income after minority interests	5,263	1,847	7,110
Average number of shares outstanding (million)	1,346.9		1,346.9
Earnings per share (in euros)	3.91	1.37	5.28

*Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2007 full-year consolidated income statement are:

a)	An amortization charge of €3,511 million against intangible assets. This adjustment has no cash impact on the Group.

b)	A net impairment loss of €58 million taken against intangible assets. This adjustment has no cash impact on the Group.

c)

Deferred taxes of €1,885 million comprising (i) €1,295 million generated by the €3,511 million amortization charge taken against intangible assets; (ii) €24 million generated by the €58 million impairment loss taken against intangible assets; (iii) €566 million arising primarily from the impact of the cut in German tax rates on deferred tax liabilities recognized in 2004 on the remeasurement of acquired intangible assets of Aventis. This adjustment has no cash impact on the Group.

d)

In “Share of profit/loss of associates”, reversals of €163 million, comprising the reversal of a €102 million impairment loss on the investment in Zentiva to align on the quoted market price at December 31, 2007 and the reversal of €61 million of amortization charged against intangible assets, net of tax. This adjustment has no cash impact on the Group.

Appendix 5: Simplified consolidated statement of cash flows and consolidated balance sheet

Simplified consolidated statement of cash flows

€ million	2007	2006
Adjusted net income	7,110	7,040
Depreciation, amortization and impairment of property, plant & equipment and intangibles	1,095	1,296
Net gain/loss on disposals of non-current assets, net of tax	(64)	(558)
Other items and impact of restructuring costs*, net of tax	(224)	(168)
Operating cash flow before changes in working capital	7,917	7,610
Changes in working capital	(811)	(1,006)
Net cash provided by operating activities	7,106	6,604
Acquisitions of property, plant & equipment and intangibles	(1,610)	(1,454)
Acquisitions of investments, net of cash acquired	(435)	(513)
Proceeds from disposals of property, plant & equipment and intangibles (net of tax), and other items	329	1,177
Net cash used in investing activities	(1,716)	(790)
Issuance of sanofi-aventis shares	271	307
Proceeds from sale of own shares on exercise of stock options	23	50
Repurchase of own shares	(1,806)	-
Dividends	(2,373)	(2,050)
Other items	56	14
Change in net debt	1,561	4,135

* associated with the acquisition of Aventis

Simplified consolidated balance sheet

€ million
ASSETS	31/12/07	31/12/06	LIABILITIES & EQUITY	31/12/07	31/12/06
Property, plant and equipment	6,538	6,219	Equity attributable to equity-holders of the company	44,542	45,600

Intangible assets (including goodwill)	46,381	52,210	Minority interests	177	220

Non-current financial assets, investments in associates and deferred taxes	6,442	7,174	Total shareholders’ equity	44,719	45,820
			Long-term debt	3,734	4,499

Non-current assets	59,361	65,603	Provisions and other non-current liabilities	6,857	7,920

			Deferred tax liabilities	6,935	9,246

Inventories, accounts receivable and current financial assets	10,842	11,007	Non-current liabilities	17,526	21,665

Cash and cash equivalents	1,711	1,153	Accounts payable and other current liabilities	7,462	7,833

			Short-term debt	2,207	2,445

Current assets	12,553	12,160	Current liabilities	9,669	10,278

Total ASSETS	71,914	77,763	Total LIABILITIES & EQUITY	71,914	77,763

Appendix 6: Trends in selected items in the adjusted income statement items, net of tax

€ million	Q4 2007	Q4 2006	FY 2007	FY 2006
Restructuring costs	(60)	(122)	(95)	(122)

Gain/loss on disposals	-	106		553[2]

Provisions for financial instruments, litigation, tax inspections & other items	93	25	244[1]	38[3]

TOTAL net of tax	33	9	149	469

1 Includes:

-

Tax risks/settlement of tax disputes: €93 million for the quarter and €337 million for the full year. The 2007 full-year figure also includes an income tax expense of €51 million relating to the reversal of deferred tax assets due to changes in tax rates announced during the period, in particular in Germany.

-	Harmonization of welfare and healthcare plans for retirees: -€42 million, net of tax

2 Includes:

-	Exubera®: €384 million
-	Rhodia: €101 million
-	Animal Nutrition: €31 million

3 Includes:

-	Tax risks/settlement of tax disputes: €105 million
-	Impairment of Ketek industrial assets: -€79 million
-	CSL: €43 million
-	Provisions for investment portfolio: -€26 million